SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 7)

GS FINANCIAL CORP.
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(Name of Issuer)

Common Stock, Par Value $.01 Per Share
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(Title of Class of Securities)

362274 10 2
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(CUSIP Number)

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1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GS Financial Corp. Employee Stock Ownership Plan
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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
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3.	SEC USE ONLY
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4.	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
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5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 108,319
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6.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 151,589
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7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 108,319
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8.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 151,589
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9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,908
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10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES	CERTAIN [ ]
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11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.09%
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12.	TYPE OF REPORTING PERSON EP

Item 1(a).	Name of Issuer: GS Financial Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices: 3798 Veterans Memorial Boulevard Metairie, LA 70002

Item 2(a).	Name of Person Filing: GS Financial Corp. Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if None, Residence: GS Financial Corp. 3798 Veterans Memorial Boulevard Metairie, LA 70002

Item 2(c).	Citizenship: Louisiana

Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share

Item 2(e).	CUSIP Number: 362274 10 2

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the Person filing is a: (f) [X] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership: (a) Amount beneficially owned: 259,908 (b) Percent of class: 17.09% (c) Number of shares as to which such person has

(i) Sole power to vote or to direct the vote: 108,319
(ii) Shared power to vote or to direct the vote: 151,589
(iii) Sole power to dispose or to direct the disposition of: 108,319
(iv) Shared power to dispose or to direct the disposition of: 151,589

The GS Financial Corp. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the
GS Financial Corp. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the
Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP
Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2002, 151,589 shares had been allocated to participants' accounts and 108,319 shares were unallocated.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable since the reporting entity owns more than 5% of the class.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than
5% on behalf of another person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group. Not applicable since the reporting entity is not a member of a group.

Item 9.	Notice of Dissolution of Group Not applicable since the reporting entity is not a member of a group.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GS FINANCIAL CORP.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

Date: February 11, 2003	By:	/s/ Bruce A. Scott
Bruce A. Scott, Trustee

Date: February 11, 2003	By:	/s/ Lettie R. Moll
Lettie R. Moll, Trustee

Date: February 11, 2003	By:	/s/ Ralph E. Weber
Ralph E. Weber, Trustee

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